Exhibit 99.2

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Issuance of a New U.S. Patent for Aqueous Apomorphine Covering Concentrated Subcutaneously Delivered Pharmaceutical Compositions

REHOVOT, Israel, July 27, 2016 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) disorders, today announced that the U.S. Patent and Trademark Office has issued U.S. Patent No. 9,381,249, which claims aqueous pharmaceutical compositions comprising apomorphine, and relates to the Company’s ND0701 program. ND0701's formulation, containing concentrated apomorphine-base, is intended for chronic therapy of Parkinson's disease and is developed for continuous subcutaneous administration by a small, low-volume, disposable patch-pump. ND0701 has been shown in pre-clinical studies to have better local tolerability than commercially available, continuous, subcutaneously administered apomorphine-HCl. NeuroDerm is currently conducting a bioequivalence trial in the EU (Trial 101) comparing ND0701 with commercially available continuous, subcutaneously delivered apomorphine-HCl in its pursuit of a regulatory development route in the EU based on bioequivalence. The patent has an expiration date of 2033.

“ND0701 is an innovative, proprietary, concentrated apomorphine-base formulation resulting from NeuroDerm’s expertise in formulation chemistry,” said Oded S. Lieberman, PhD, NeuroDerm’s CEO. “This patent demonstrates our capabilities in developing novel, pharmaceutical formulations designed to enable and/or improve therapies for central nervous system diseases by continuous, subcutaneous drug administration. With the recently initiated ND0701 bioequivalence trial and potential to pursue an abbreviated regulatory pathway in the EU, we believe our novel formulation, designed for delivery by a small, convenient patch-pump, may be able to bring to Parkinson’s disease patients a much needed new treatment option.”

About ND0701

ND0701 contains apomorphine, the most potent dopamine agonist. Apomorphine is the most effective drug for the symptomatic treatment of Parkinson's disease after levodopa, which is considered the gold standard Parkinson's therapy. In addition, Apomorphine is approved both in the United States and in the EU for acute administration as rescue treatment for off periods in Parkinson's disease (currently administered subcutaneously as bolus injections) and only in the EU and not in the United States for continuous, subcutaneously delivered chronic therapy of advanced Parkinson's patients. Current commercial apomorphine formulations, based on apomorphine-HCl, are associated with low tolerability and pain and require daily subcutaneous administration of large volumes that limit its more widespread adoption. ND0701 is being developed as a chronic therapy of Parkinson's disease by continuous subcutaneous apomorphine administration. Based on a proprietary formulation of apomorphine-base, ND0701 is up to five times more concentrated than currently available commercial apomorphine-HCl products and should enable delivery through a small, low-volume, disposable patch-pump. In pre-clinical studies, ND0701 was also shown to have better local tolerability than a leading commercial apomorphine product. ND0701 is designed to offer superior convenience and better tolerability to current, continuous, subcutaneously administered apomorphine-HCl products.

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Exhibit 99.2

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. The company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. These include a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD and a novel formulation of subcutaneously delivered apomorphine designed to be delivered through a patch pump. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729; Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1768

U.S. Media Contact:

Glenn Silver

Lazar Partners Ltd.

GSilver@lazarpartners.com

646-871-8485

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